Exhibit 77M

On December 13, 2004, the Board of Directors of The
RBB Fund, Inc. (the "Company") approved an Agreement and
Plan of Reorganization with WPG Large Cap Growth Fund, WPG
Tudor Fund and Weiss, Peck & Greer Funds Trust, on behalf of WPG Core Bond Fund (each, an "Existing Fund"), respectively, pursuant to which each Existing Fund will be reorganized into a newly created series (each, a "New
Fund") of the Company, a Maryland corporation. The reorganization is expected to be free of any tax consequences.

Robeco USA, L.L.C., through its division Weiss, Peck &
Greer Investments, will serve as investment adviser to the
New Funds on substantially the same terms as it so serves
for the Existing Funds.  The investment objectives,
policies and strategies of the New Funds will be the same
as the Existing Funds.   The reorganization is scheduled to
take place on or about April 29, 2005, but is subject to the approval by the shareholders of the Existing Funds and certain other conditions.